Mail Stop 3561

December 18, 2007

By U.S. Mail and facsimile to (713) 973-5323
Vincent R. Volpe Jr.
President and Chief Executive Officer
Dresser-Rand Group Inc.
1200 West Sam Houston Parkway North
Houston, Texas 77043

Re: Dresser-Rand Group Inc.
Definitive 14A
Filed April 5, 2007
File No. 001-32586

Dear Mr. Volpe:

    We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by January 7, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Your response to our prior comment 6 indicates that "the details of the formulas used, the individual criteria for determining whether individual objectives were reached, or the amount of discretion involved in adjusting the ultimate bonus amount" are not material. We also note your response to our prior comment 9 in which you indicate that disclosure of specific individual objectives is not material. It is unclear why this information is not material given that you use it to determine the amount of compensation to your named executive officers. Item 402(b)(2)(vii) of Regulation S-K requires that a company disclose, if material, how specific forms of compensation are structured and implemented to reflect a named executive officer's individual performance and/or individual contribution. Please disclose this information or provide us with a detailed explanation of why it is not material.

2. While we note your response to our prior comments 5 and 9 regarding competitive harm, it is unclear how disclosure of individual objectives and financial objectives

would result in competitive harm. For each objective or target that you believe you have a basis to omit, please provide detailed analysis of how disclosure of the specific quantitative or qualitative measurement would result in competitive harm. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

3. We note your response to our prior comment 8 regarding survey sources to benchmark compensation. Please confirm that in future filings you will identify all benchmark companies. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please confirm that you will explain why. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

   Please contact me at (202) 551-3315 with any questions.

                                        Sincerely,

                                        Hanna T. Teshome
                                        Special Counsel